Exhibit 99.1

China Finance Online Announces Changes to the Board of Directors

BEIJING, August 27, 2021 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online,” or the “Company,” “we,” “us” or “our”) (Nasdaq GS: JRJC), a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced the following changes to the board of directors of the Company (the “Board”).

The Board has approved the appointments of Ms. Ying Zhu, Mr. Frank J. Mitsch and Mr. Haimin Xu as directors of the Company, effective as of August 27, 2021. Each of Mr. Zhiwei Zhao and Mr. Yaowei Zhang has resigned as a director of the Company, effective as of August 23, 2021, and August 20, 2021, respectively. The Board has also elected Dr. Z. James Chen as the Chairman of the Board, effective as of August 27, 2021.

Ms. Ying Zhu has been serving as our Chief Financial Officer since May 2021. She joined our Company in July 2010 and has served as our Director of Investor Relations, Director of Strategy, Assistant to the Chairman, Head of President’s Office and the Acting Chief Financial Officer. She also serves as Vice President of Rifa Securities Limited in Hong Kong. Ms. Zhu obtained her Master of Law and Bachelor of Economics degrees majoring in Finance from International Business School of Beijing Language and Culture University. Ms. Zhu has been awarded HKSI Institute Specialist Certificates on Securities, Futures and Asset Management.

Each of Mr. Frank J. Mitsch and Mr. Haimin Xu has been appointed as an independent director of the Board and will serve as members of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, respectively.

Mr. Frank J. Mitsch co-founded and is currently the President of Fermium Research following seven years at Wells Fargo Securities, where he was a Managing Director. Beginning his financial services career with Merrill Lynch, Mr. Mitsch has over 20 years of experience in the industry, including BB&T Capital Markets and JP Morgan H&Q. He’s a member of the 2017 and 2018 Institutional Investor’s All-America Research Team and received the Top Gun designation from Brendan Wood Intl in 2020. Mr. Mitsch has also been named four times in The Wall Street Journal’s Best on the Street analyst survey for stock selection. Frank received his Bachelor of Engineering degree from Stevens Institute of Technology and an MBA in Finance from Montclair State University.

Mr. Xu Haimin is a partner of Cybernaut Investment Group. He has worked in China Ministry of Aerospace, PricewaterhouseCoopers China, as Financial Management Consultant, and China United Assets Appraisal Group as Vice General Manager. He graduated from Nankai University with a bachelor’s degree and from School of Economics at Peking University with a Master’s degree.

The Board is thankful for Mr. Zhiwei Zhao and Mr. Yaowei Zhang's long-term services and significant contributions to the Company and wishes them the best in their future endeavors. The Board is confident that the Company will be able to drive its business growth under the new leadership of the Board, with the addition of Mr. Frank J. Mitsch, Mr. Haimin Xu and Ms. Ying Zhu's valuable expertise and experience.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers.  The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China.  In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China.  Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions.  China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  The statements contained herein reflect management’s current views with respect to future events and financial performance.  These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, this release contains the following forward-looking statements regarding:

•	liquidity and sources of funding, including our ability to continue operating as a going concern;
•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income.  Furthermore, we have recurring losses from operation and inability to generate sufficient cash flow to meet our obligation and sustain our operations and face uncertainty as to the operation impact of the COVID-19 outbreak, that raise substantial doubt about our ability to continue as a going concern.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”.  The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online

+86-10-8336-3100

ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com